CONFORMED COPY

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2003

UPM-KYMMENE CORPORATION

(Translation of registrant’s name into English)

Eteläesplanadi 2

FIN-00130 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐    No  ☒

UPM-Kymmene Corporation Stock Exchange Release April 23, 2003 13:00

UPM-Kymmene to vigorously oppose U.S. Department of Justice’s attempt to block its acquisition of MACtac – Company remains committed to transaction and believes in a positive outcome

In connection with the announcement of its first quarter 2003 financial review, UPM-Kymmene today reiterated its surprise that the U.S. Department of Justice has announced its intention to block UPM-Kymmene’s acquisition of MACtac, a U.S. based labelstock producer. UPM-Kymmene believes strongly that the acquisition is pro-competition and therefore pro-customer and intends to vigorously defend the acquisition.

UPM-Kymmene’s labelstock subsidiary, Raflatac, is a relatively small player in the United States labelstock market. The MACtac acquisition would allow Raflatac to introduce a full line of products in the U.S. and compete more efficiently. Even after the MACtac acquisition, Raflatac would only have a market share in the United States of approximately 15%.

Raflatac’s success in the U.S. labelstock market has been built on high quality products, superior customer service and competitive prices. The Department of Justice acknowledged the benefit of having UPM-Kymmene in this market and stated in its complaint that because of “vigorous competition, labelstock customers have enjoyed significantly lower prices and higher product and service quality than they would have otherwise received.” The U.S. authorities also appear not to have considered that labelstock prices have decreased steadily in recent years.

The company understands that court proceedings in the civil lawsuit will begin during the first part of June 2003.

Separately, UPM-Kymmene announced its willingness to fully cooperate with the Antitrust Division of the U.S. Department of Justice in its “criminal investigation into possible price fixing and other forms of collusion in the labelstock industry”. To date, the company has not received any details of the investigation or any requests for information.

For further information please contact:

Mr Pentti Kallio, President of Raflatac Group, tel. +358 204 15 0015

Mr Olavi Kauppila, Senior Vice President, Investor Relations, UPM-Kymmene, tel. +358 204 15 0658

UPM-Kymmene Corporation

Pirkko Harrela

Vice President, Corporate Communications

DISTRUBUTION

Helsinki Exchanges

New York Stock Exchange

Main media

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 23, 2003	UPM-KYMMENE CORPORATION

	By:	/s/ Kari Toikka
Kari Toikka Executive Vice President and CFO

By:	/s/ Olavi Kauppila
Olavi Kauppila Senior Vice President, Investor Relations